EXHIBIT 3.1

[Article III] Section 1.  The number of directors of the Corporation which shall constitute the entire Board of Directors shall be the number fixed by the Board of Directors from time to time in accordance with the Certificate of Incorporation.

Except as otherwise provided in this Section 1 or Section 2 of this Article III, each director shall be elected by the vote of a majority of the votes cast with respect to such director at any meeting of stockholders held for the election of directors at which a quorum is present; provided however, that if the number of nominees for director exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast at any such meeting.  For purposes of this Section 1, "a majority of the votes cast" means that the number of shares voted for a director exceeds the number of shares voted against that director.

The Corporation's Corporate Governance & Nominating Committee (the "CGNC") shall establish procedures pursuant to which any incumbent director-nominee who is not re-elected and for whom a successor is not elected at a meeting of stockholders held for the election of directors shall offer to tender his or her resignation to the Board of Directors.  The CGNC will then make a recommendation to the Board as to whether to accept or reject the offer of resignation, or whether other action should be taken.  The Board of Directors will act on the CGNC’s recommendation promptly after it has been received.

Each director shall hold office until the expiration of the term for which such director was elected and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.  If for any reason a board of directors is not elected at an Annual Meeting of Stockholders, directors may be elected as soon thereafter as convenient at a Special Meeting of Stockholders called for that purpose in the manner provided in these By-Laws.

Any director may resign at any time upon written notice to the Corporation.

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